MML N-SAR Exhibits

For Period Ending 06/30/09
File No. 811-2224

Item 77M.  Mergers

The Board of Trustees of the MML Series Investment Fund unanimously approved an Agreement and Plan of Reorganization (the “Agreement”) between the MML Growth Equity Fund (“Growth Equity Fund”) and the MML Blue Chip Growth Fund (“Blue Chip Growth Fund”). The Agreement provided for the transfer of all of the assets and the assumption of all of the liabilities of the Growth Equity Fund in exchange for shares of the Blue Chip Growth Fund equal in value to the relative net asset value of the outstanding shares of the Growth Equity Fund (the “Reorganization”). The Reorganization did not require shareholder approval.

Prior to the opening of business on May 1, 2009, the Blue Chip Growth Fund acquired all assets and liabilities of the Growth Equity Fund. The acquisition was accomplished by a tax-free exchange of 2,313,857 Initial Class shares and 116,110 Service Class shares of the Growth Equity Fund for 1,492,512 Initial Class shares and 74,903 Service Class shares of the Blue Chip Growth Fund. The Growth Equity Fund’s net assets at that date of $11,676,491, including $1,951,874 of net unrealized depreciation, were combined with those of the Blue Chip Growth Fund. The aggregate net assets of the Blue Chip Growth Fund immediately before the acquisition were $225,485,091. The aggregate net assets of the Blue Chip Growth Fund immediately following the acquisition were $237,161,582.

Item 77O.  Transactions Effected Pursuant to Rule 10f-3

MML Small Cap Growth Equity Fund (Series 7)

On January 21, 2009, Registrant purchased 6,600 shares issued by Redwood Trust Inc. at a price of $11.25 per share, amounting to a $74,250 aggregate purchase price.  Jefferies & Co., an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  JP Morgan Chase was the broker from whom the Fund purchased shares.

On May 19, 2009, Registrant purchased 200 shares issued by SolarWinds Inc. at a price of $12.50 per share, amounting to a $2,500 aggregate purchase price.  Jefferies & Co., an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  JP Morgan Securities Inc. was the broker from whom the Fund purchased shares.

On May 21, 2009, Registrant purchased 9,700 shares issued by Commscope Inc. at a price of $22.00 per share, amounting to a $213,400 aggregate purchase price.  Jefferies & Co., an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  JP Morgan Securities Inc. was the broker from whom the Fund purchased shares.

On May 27, 2009, Registrant purchased 7,700 shares issued by Redwood Trust Inc. at a price of $14.50 per share, amounting to a $111,650 aggregate purchase price.  Jefferies & Co., an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  JP Morgan Securities Inc. was the broker from whom the Fund purchased shares.